Mail Stop 0306

      December 14, 2004

VIA U.S. MAIL and FACSIMILE


Raymond Sadowski
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona  85034

	RE:	Avnet, Inc.
		Form 10-K for the fiscal year ended July 3, 2004
		Filed September 8, 2004
      Forms 8-K dated August 11, 2004 and October 28, 2004
      File No. 001-04224

Dear Mr. Sadowski:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended July 3, 2004
Management`s Discussion and Analysis

Results of Operations - Page 13

1. While we see that you sometimes refer to the benefits from restructuring plans in discussing operating results, you should expand future filings to more fully comply with the disclosure requirements of SAB Topic 5-P. Under that guidance you should quantify the expected effects of restructuring activities on future earnings and cash flows and indicate the period or periods in which
the effects are expected to be recognized.  You should identify the
various types of expense items impacted, such as depreciation expense, salaries expense and other similar items and quantify the anticipated impact upon the individual line items of the financial statements. If cost savings are expected to be offset by anticipated increases in other expenses or by reduced revenues, that fact should
be disclosed, as well. In later periods, you should quantify the actual savings realized. If anticipated savings are not achieved, or are achieved in later periods, MD&A should discuss that outcome, its
reasons, and its likely effects on future operating results and liquidity. This comment applies to your interim filings as well. Please apply in all future filings and for all future charges.
2. With respect to facilities charges, for each exit plan please disaggregate to separately disclose the amounts for accrued exit liabilities and non-cash write-downs. Except where not material, for company owned assets, make disclosure about how you measured fair
value and the disposition of the related assets.   As a related
matter, in light of the magnitude of the facilities charges in recent periods, we believe that you should make more specific and detailed disclosure about the facilities identified for closure, including more detail about the facts and circumstances leading management to exit the identified facilities and consolidate their operations. Please expand in future filings and for all future charges.
3. We see that your exit plans regularly include material charges for impairment of IT related assets. In future filings please make more specific disclosure about the initiatives terminated, including more specific detail about "why" you elected to terminate the underlying initiatives. Please also make disclosure about the disposition of the underling assets-for instance, what happened to the hardware? If these charges include significant amounts for capitalized internal costs (for instance, salaries), please expand to clarify in the disclosure and quantify where material.
4. In future filings please make more detailed and specific disclosure about the status of exit actions at each year-end. We see that you`ve made disclosure about the status and timing of exit cost accruals, but that the status of the underlying exit actions is not always apparent. For instance, we see significant charges for facility consolidations in 2004. Are those consolidations complete?
Have the identified facilities been closed? If not, when do expect to complete the closures. As well, are severance actions complete?
Have identified employees in fact been terminated? If not, when do you expect to compete the termination actions? Please apply in all future filings and for all future charges.

Liquidity and Capital Resources - Page 24

5. We see the presentation of free cash flow in the discussion of annual cash flows. Note that free cash flow does not have a uniform definition and its title does not describe how it is calculated. Accordingly, please include a clear description of its calculation.
In addition, all material limitations of the measure should be disclosed. Please comply in future filings.
6. We see that your operating results (as measured by net income
(loss) before the cumulative effect of the accounting change in
2002)
have improved in each of the three years presented, while cash flows from operations has decreased in each year over that same period. In future filings, please specifically address that unusual relationship in the discussion of cash flows from operations.

Quantitative and Qualitative Disclosures about Market Risk - Page
29

7. In future filings please provide summarized comparable information for the preceding fiscal year as required by Item 305 of Regulation
S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows - Page 39

8. The sub-total of net income and "non-cash and other reconciling items" is not contemplated in FAS 95. As well, that measure appears to be a non-GAAP measure embedded on the face of the statement of cash flows. Pursuant to Item 10(e)(ii)(C) to Regulation S-K you may
not present a non-GAAP measure on the face of the basic financial
statements.   Please delete the referenced sub-total from all
future
filings.


Note 1.  Summary of Significant Accounting Policies - Page 40

      Long-lived Assets
9. Please expand future filings to make more detailed and specific disclosure about how you identify and measure impairment of long-lived assets. Also make disclosures about how you measure fair value and describe the nature and extent of estimates and uncertainties that are inherent to that process. With respect to your methods and related estimates and uncertainties, please consider whether you should make more robust critical accounting estimates disclosure.

      Goodwill
10. Please expand future filings to make more detailed and specific about how you identify and measure goodwill impairment. Clarify in expanded disclosure how you apply the requirements of FAS 142. Also disclose how you measure fair value for purposes of this exercise, including a description of the nature and extent of estimates and uncertainties that are inherent to that process. With respect to your methods and related estimates and uncertainties, please consider whether you should make more robust critical accounting estimates disclosure. We do see the disclosures in Note 6; however, that discussion appears to only address the transitional evaluation.

      Foreign Currency Translation
11. Unless insignificant, you should also disclose the amount of the foreign currency transaction gain or loss included in earnings for each period. Refer to FAS 52. Apply in future filings.

      Income Taxes
12. Please also disclose the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration if determination of that liability is practicable. Alternatively, make a statement that the determination is not practicable. Refer to paragraph 44(c) of SFAS
109.  Apply in future filings.

      Revenue Recognition
13. We see from page 6 that there are instances where Avnet-owned product is stored at customer facilities. Tell us more about the nature and extent of these arrangements, including how this inventory is accounted for and controlled. Also tell us when you recognize revenue on that product. That is, how do you determine the timing of that revenue?
14. Please make disclosure about how you estimate discounts, rebates and returns. Unless insignificant, please also make more detailed and specific disclosure about the nature and extent of discount and rebate programs and return policies. Apply in future filings.

Note 4. Comprehensive Income (Loss) - Page 46

15. Please disclose the amounts of income taxes, if any, netted against the cumulative pension adjustment. We presume that income taxes have not been netted against the translation adjustment.
Refer
to FAS 130. Apply in future filings.

Note 8.  Accrued Expenses and Other - Page 50

16. We see the magnitude of accrued income taxes as of December
2003.
We also see from Note 15 that you received net income tax refunds in
2003 and 2004 and the amounts of the current provisions as
disclosed
in Note 9. Combined, the disclosures suggest that you may have material accruals for income tax contingencies. Tell us whether this caption does in fact include accruals for income tax
contingencies,
and, if so, the amounts as of each balance sheet date.  Paragraph
9
of FAS 5 states that disclosure of the nature of a contingency accrual and, in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading. The notes to financial statements should include a reasonably transparent description of the nature of any accruals for income tax contingencies. As well, disclosures about any material amounts should also reflect the requirements of paragraphs 13 and 14 of SOP
94-6. We are aware, for instance, that multinational companies often have material accruals for transfer pricing and other cross-border exposures. Expand your disclosures in future filings or tell us how your disclosures about tax contingencies comply with GAAP.
17. As a related matter, we see that your critical accounting policy disclosure (page 22) addresses uncertainties related to realization of deferred income taxes. Please consider whether that disclosure should also address uncertainties related to positions taken on tax returns and the potential for material adjustments to recorded income tax liabilities. Apply in future filings.

Note 12. Stock Based Compensation Plans - Page 55

18. Confirm to us that you have included pro forma compensation expense related to your employee stock purchase plan in the SFAS 148 disclosure presented in Note 1. If not, please explain. Additionally, in future filings please disclose the number of shares issued under the employee stock purchase plan and outside director stock bonus plan for each of the years presented.

Note 16.  Segment Information - Page 59

19. In future filings please discuss material changes in corporate expenses in MD&A. We see, for instance, that such expenses increased by $15 million in 2003.
20. Please expand to more fully comply with paragraph 38 to FAS
131.
Pursuant to that guidance you should also disclose sales and long-lived assets attributed to the United States and attributed to all foreign jurisdictions in total. You should also disclose those amounts for any particular foreign jurisdiction where the amounts are material.  Please note that the long-lived asset disclosure
specified
by paragraph 38b should include only tangible assets.    Refer to
the
FASB publication "Segment Information: Guidance on Applying
Statement
131." Please apply in future filings.
Note 17.  Restructuring and Other Charges - Page 61

21. In future filings please disaggregate the exit cost roll-
forwards
to show separate activity for each significant exit plan.  The tables
and related narrative disclosures should separately clarify the status of each significant exit plan at year-end.
Forms 8-K dated August 11, 2004 and October 28, 2004
22. We see that your earnings releases furnished on Form 8-K present
non-GAAP measures in the form of a statements of operations. That format may be confusing to investors because it presents several non-
GAAP measures, including non-GAAP operating income, non-GAAP pre-
tax
earnings and non-GAAP net income.  It is not clear whether
management
in fact uses each of these non-GAAP measures, or whether they are shown here as a result of the presentation format. When furnishing information under Item 2.02 to Form 8-K, you must provide all the disclosures required by Item 10(e)(1)(i) to Regulation S-K, including explaining why you believe the measures provide useful information to
investors.  Your disclosures should separately address each non-
GAAP
measure with discussion specific to each measure. That discussion should not be generic or boiler plate. In future filings, to eliminate investor confusion please remove the pro forma statements of operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations. Otherwise, confirm that you will expand future Forms 8-K to provide all of the disclosures required by Item 10(e)(1)(i) to Regulation S-K for each non-GAAP measure presented. Show us how you plan to comply.
23. In addition, we see that you refer to non-GAAP information as "pro forma." The pro forma terminology has very specific meaning in accounting literature, as described in Article 11 of Regulation S-
X.
In future filings, please revise to omit the word "pro forma" when describing the non-GAAP information included in your earnings releases.
*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Kristin Lochhead, Staff Accountant, at (202) 942-
8972
or me at (202) 942-2862 if you have any questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.

							Sincerely,



							Gary Todd
							Reviewing Accountant


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Mr. Sadowski
Avnet, Inc.
December 14, 2004
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